ALTERNET SYSTEMS INC.
610-815 West Hastings Street
Vancouver BC
V6C 1B4
Tel: 604-608-2540

January 18, 2007

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC
20549

Re:	Alternet Systems Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed March 30 2006 and Form10KSB/A filed on January 5 2007

Dear Ms. Collins:

We have reviewed your letter dated January 9, 2007.

In response to your letter, we have filed a further amendment to our 10KSB filing (Amendment No. 2) which includes the auditors' consent letter attached as exhibit 23.1

Should you have any further questions or concerns, please do not hesitate to contact us at anytime.

Yours truly,

ALTERNET SYSTEMS

Griffin Jones,

Director and Secretary